BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207 Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4118
www.bluescopesteel.com

07022127

21 March 2007

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549
USA

Ladies and Gentlemen

Re: BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676)

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents (also listed in Attachment A) are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

JUDITH O'SULLIVAN
Assistant Company Secretary

Encl

Attachment A

Lodgement Date	Name of Document
20/03/2007	OneSteel and Smorgon Steel reach agreement in principle with BlueScope Steel

BLUESCOPE STEEL SMORGON STEEL onesteel

ASX ANNOUNCEMENT
MEDIA RELEASE
20 March 2007

ONESTEEL AND SMORGON STEEL REACH AGREEMENT IN PRINCIPLE WITH BLUESCOPE STEEL

OneSteel Limited (ASX code: OST) ("OneSteel"), Smorgon Steel Group Ltd (ASX code: SSX) ("Smorgon Steel") and BlueScope Steel Limited (ASX code: BSL) ("BlueScope") announce that they have reached agreement in principle which, if finalised, will result in OneSteel and Smorgon Steel reverting to a merger by way of scheme of arrangement ("the Scheme"), in a transaction consistent with the merger structure announced on 26 June 2006, which BlueScope would undertake to support.

The agreement involves the following interdependent elements:

- BlueScope would acquire Smorgon Steel's metal distribution business ("Smorgon Steel Distribution")[1] for an enterprise value of $700 million subject to:
  - satisfactory due diligence investigations on Smorgon Steel Distribution; and
  - satisfactory contractual negotiations and a formalised sale and purchase agreement.

  This process is expected to take approximately 2 weeks.
- BlueScope will assume the position of acquirer and resupplier of scrap for OneSteel's Sydney Steel Mill, BlueScope and others;
- Smorgon Steel would propose a scheme of arrangement with its shareholders (other than OneSteel) by which OneSteel would acquire all of their shares in return for OneSteel shares and, possibly, some cash, on terms substantially similar to the scheme of arrangement announced on 26 June 2006;
- BlueScope would undertake to vote in favour of the Scheme; and
- before the Scheme becomes effective, OneSteel would acquire BlueScope's 19.98% stake in Smorgon Steel for a cash price equivalent to the value payable to Smorgon Steel shareholders under the Scheme.

The parties have a period expected to be approximately 2 weeks during which time they intend to conduct and finalise due diligence on Smorgon Steel Distribution and also to negotiate and finalise formal agreements for the acquisition. If the parties are unable to reach agreement by the end of that period, or BlueScope is otherwise dissatisfied with the results of its due diligence investigations, the proposal and agreement in principle will terminate. In those circumstances, Smorgon Steel and OneSteel intend to continue to pursue their merger proposal announced on 18 December 2006, namely the acquisition by OneSteel of all of Smorgon Steel's businesses and assets, other than Smorgon Steel Distribution ("New Transaction").

[1] The Smorgon Steel Distribution businesses consist of the current metals merchandising arm of Smorgon Steel's Distribution businesses, but does not include the Pipe and Tube business (held through a 50% interest in Australian Tube Mills), the reinforcing businesses conducted by Smorgon Steel Distribution, the LiteSteel beam business or Smorgon Steel Coil Coaters.

BLUESCOPE STEEL SMORGON STEEL onesteel

The new proposal, if formalised, would be subject to a number of conditions, including approval from the Australian Competition and Consumer Commission ("ACCC") and certain tax rulings.

Having regard to the new proposal and the agreement in principle, OneSteel and Smorgon Steel have today asked the ACCC to postpone consideration of the New Transaction pending confirmation that BlueScope's due diligence investigations on Smorgon Steel Distribution are satisfactory and the negotiation and formalisation of legal documentation for the proposal. In those circumstances, a new submission to the ACCC will be made.

There can be no guarantee either that BlueScope's due diligence investigations on Smorgon Steel Distribution will be satisfactory or that the parties are able to negotiate and formalise legal documentation for the acquisition of Smorgon Steel Distribution. However, the parties have been able to make substantial progress and are hopeful that final and binding agreements can be signed within approximately 2 weeks.

The parties will make a further announcement in due course

UBS is acting as financial adviser to OneSteel and Allens Arthur Robinson is acting as legal adviser to OneSteel.

Goldman Sachs JBWere is acting as financial adviser to Smorgon Steel and Clayton Utz is acting as legal adviser to Smorgon Steel.

Carnegie Wylie and Credit Suisse are acting as financial advisers to BlueScope and Mallesons Stephen Jaques is acting as legal adviser to BlueScope.

For further information please contact:

At OneSteel
Mark Gell
GM Corporate Development
Ph. +61 2 9239 6616
Mob. +61 419 440 533
Email: gellm@onesteel.com

At Smorgon Steel
Bruce Loveday
Executive GM, Corporate & Investor Relations
Ph: +61 3 8671 4414
Mob: +61 413 808 027
Email: bloveday@smorgonsteel.com.au

At BlueScope Steel
Sandi Harwood
Manager External Affairs
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
Email: sandi.harwood@bluescopesteel.com

John Knowles
Vice President Investor Relations
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
email: john.knowles@bluescopesteel.com

END